Rhonda

Rhonda Corporation
Suite 810, 540 fifth Avenue SW
Calgary, Alberta, Canada
T2P 0M2

Telephone: (403) 269-5369
Facsimile: (403) 261-2866



03050154

April 8, 2003

US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
20549

SUPPL

Dear Sirs:

Re: Insider Trading Reports - Exemption No. 82-3418

Enclosed herewith please find duly executed Insider Reports for Rhonda Corporation, dated April 8, 2003.

Yours very truly,

RHONDA CORPORATION

Karen Buchanan

Karen Buchanan,
Administrative Assistant

Enclosures (3)

PROCESSED
APR 24 2003
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
APR 14 2003
WASH, D.C. 187 SECTION

dw 4/22

F:\Rhonda Corp\Insider Reports\Rdm - Insider Master.doc

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 6 [ ]

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 01/04/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: John Millward

NO. 23 STREET Cambridge Place NW APT

CITY: Calgary

PROV. Alberta POSTAL CODE T2K 1P8

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[ ] ONTARIO
[ ] QUÉBEC
[X] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common	825,000	07/04/03	11		655,000	28		170,000	1	
warrant on common	200,000	[illegible]				45		200,000	1	
" " "	125,000					60		125,000	1	
" " "	300,000					23		300,000	1	
option " "	70,000					20		70,000	1	
" " "	180,000					25		180,000	1	
" " "	150,000					40		150,000	1	
" " "	400,000					1.00		400,000	1	

ATTACHMENT [ ] YES [ ] NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [ ] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN M. ALSTON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 08/04/03